

RED MOUNTAIN
CAPITAL PARTNERS LLC

December 1, 2015

iRobot Corporation
8 Crosby Drive
Bedford, MA 01730
Attention: Colin Angle, Chairman of the Board and Chief Executive Officer

Cc: Board of Directors

Dear Colin,

As you know, funds managed by Red Mountain Capital Partners LLC ("Red Mountain" or "we") own 6.1% of the outstanding shares of iRobot Corporation ("iRobot" or the "Company"), making us one of your largest shareholders. We have appreciated the opportunity to meet with you, the Board's Lead Independent Director, George McNamee, and its Nominating and Corporate Governance Committee Chair, Deborah Ellinger, on November 11th, in addition to multiple meetings with you and your Chief Financial Officer, Alison Dean, over the last nine months. I am writing to you today to outline the value enhancement plan for iRobot that we have discussed with you at length and that we believe will appropriately focus the Company's business on profitable growth and create substantial long-term value for shareholders.

By way of background, Red Mountain is an investment management firm that seeks to invest in undervalued and underperforming public companies. Our approach to such investments is to actively engage with management teams and boards of directors in a constructive manner to unlock value for the benefit of all shareholders. Our partners have extensive experience and a successful track record of enhancing value at portfolio companies through a combination of refocusing strategy, improving operational execution, more efficiently allocating capital and upgrading corporate governance, and currently serve on the boards of five public companies in which Red Mountain has substantial ownership stakes.

10100 Santa Monica Boulevard, Suite 925, Los Angeles, CA 90067 · Main 310-432-0200 · Fax 310-432-0201

We are deeply concerned about the underperformance of iRobot's stock price over the past year and since the Company's initial public offering ten years ago. In particular, your stock has underperformed the NASDAQ Composite by 17% in the past year and by 126% since the Company's IPO. Notably, *all* of the Company's positive stock price performance since its IPO took place in the days immediately following the IPO.



Shareholder Returns (1-year)[(1)]

10%
5%
0%
(5%)
(10%)
IRBT
S&P 500
Russell 2000
NASDAQ

Shareholder Returns (Since IRBT IPO)[(1)]

175%
150%
125%
100%
75%
50%
25%
0%
IRBT
Russell 2000
S&P 500
NASDAQ

We believe that iRobot's poor stock price performance has been driven largely by the Company's failure to concentrate its resources in the dominant, high-margin Home Robots business, its continued commitment to the subscale, unprofitable and declining Defense and Security business, its support of a Remote Presence business with no viable business case or discernible growth prospects, and its generally poor capital allocation. These strategic failures, all of which are within the control of iRobot's board of directors (the "Board") and management, have significantly depressed the Company's profitability.

We attended your Analyst Day on November 10th, and were pleased to hear that you are now "shifting [your] business to focus on the connected home, including products and enabling infrastructure." However, as I communicated in our meeting on November 11th, we were disappointed to hear that you will de-emphasize, but still maintain, your commitment to the Defense and Security and Remote Presence businesses. This substantially undermines your stated objectives, and fails to address the earnings drag of these two money-losing divisions and the business complexity and management distraction they introduce into iRobot's business model. As we have communicated consistently, we believe that iRobot should exit these businesses and reap the benefit of improved operating margins in the Home Robots business as unallocated G&A and R&D expenses associated with the Defense and Security and Remote Presence businesses are eliminated. We also believe that the Home Robots business requires the Board's and management's undivided attention at this critical inflection point in product and market development.

---

(1) Data from Bloomberg as of November 30, 2015 and assumes reinvestment of all dividends.

- 2 -

RED MOUNTAIN

We were also very disappointed with Chief Financial Officer Alison Dean's presentation on capital structure and capital allocation at your Analyst Day. It is clear to us that you have no intention to return meaningful amounts of capital to your shareholders, notwithstanding the Company's unusual combination of substantial free cash flow and excessive cash balances.

We believe that iRobot can substantially increase its operating margins and accelerate profitable growth by immediately implementing the following value enhancement plan:

    (1) Focus on the high-growth Home Robots business and the consumer end-market;

    (2) Explore strategic alternatives for the Defense and Security business;

    (3) Discontinue the Remote Presence business;

    (4) Allocate capital with discipline and an intense focus on risk-adjusted returns; and

    (5) Address significant lapses in corporate governance.

We expect that this plan will result in a near-term increase of at least 50% in the market value of iRobot,[2] and will position the Company for significant future stock price appreciation.

Given iRobot's chronic underperformance and the Board's fiduciary duty to maximize shareholder value, we expect the Board to implement this plan immediately and, in order to ensure that shareholder interests are represented in the boardroom, add new independent directors to the Board. We also believe that the Board should consider all other paths to maximize shareholder value, including a sale of the Company as an alternative to the implementation of the proposed value enhancement plan.

A. VALUE ENHANCEMENT PLAN

1. Focus on the High-Growth Home Robots Business and the Consumer End-Market

The Board and management should focus on the Home Robots business to the exclusion of all else. iRobot currently engages in three businesses: consumer products ("Home Robots"); defense contracting ("Defense and Security" or "D&S") and enterprise solutions ("Remote Presence"). Only Home Robots has significant share in key global markets, positive operating margins and a history of strong growth. The other two businesses are subscale, lose money and are not growing. These businesses have nothing in common with each other or with

---

[2] See Exhibit A for our pro forma assumptions based on discussions with the Company and industry experts.

RED MOUNTAIN

Home Robots. Customer acquisition, marketing, manufacturing, product development and customer service for each business are vastly different. *We can't think of any other companies with consumer products, defense contracting and enterprise solutions business segments.*

Revenue and Profitability by Business Segment[3]

($ in mm)	Home Robots	Defense & Security	Remote Presence
Revenue	$518.6	$48.6	$2.5
Est. Operating Profit	$77.8	($12.9)	($14.6)
Est. Operating Margin	15.0%	(26.5%)	(579.5%)

Within the global robotic vacuum market, Home Robots is the dominant market leader with 68% global market share.[4] Consumer spending on robotic vacuums has been growing at approximately 20% per year, and the Company expects strong growth to continue, as robotic vacuum cleaners have penetrated only 20% of the $7 billion global vacuum market.[4] Given iRobot's reputation as the unquestioned pioneer and leader in home robotics, the Company is uniquely positioned to accelerate its growth as a world-class technology-enabled consumer products company through increased penetration of the global vacuum market and the development of adjacent consumer products in the robotics space. Home Robots represents over 90% of iRobot's revenue and over 100% of its profitability. On a standalone basis, Home Robots boasts double-digit revenue growth, approximately 20% Adjusted EBITDA margins and 13% discretionary free cash flow margins.[5]

iRobot would maximize shareholder value by operating as a standalone technology-enabled consumer products business focused on practical product development, brand building and efficient operations. By focusing on Home Robots, and selling or shutting down D&S and Remote Presence, iRobot's operating profit and EPS would each increase by over 50%. The stock market would welcome the improvement in margins, and would also value a pure-play growth business with a diversified line of consumer products more highly than a conglomerate with two money-losing divisions that distract the Company's management and its best engineers from its only profitable business.

---

[3] For the twelve-month period ended September 2015. See Exhibit A for detailed assumptions.

[4] iRobot Analyst Day presentation, dated November 10, 2015.

[5] In accordance with Company practice, Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, stock-based compensation expense, merger and acquisition expense, net intellectual property litigation expense, and restructuring expense. Discretionary free cash flow is defined as operating cash flow before changes in working capital, less maintenance capital expenditures.

RED MOUNTAIN

In addition, we believe that the Board and management must devote all of their attention to Home Robots to protect iRobot's market share and to avoid losing its significant competitive advantage in home robotics. The Roomba and the Company's other home robots face increasing competition from new entrants to the marketplace each year. Our concern was amplified by your presentation at the Analyst Day on "Driving Disruptive Technology Adoption". We understand and agree that the Roomba is at an early stage of consumer adoption with "innovators" and "early adopters" largely representing your customer base. However, if your analogy to Keurig's disruptive technology is correct, early success can breed effective competition and declining market share. iRobot's dominance of the Robot Vacuum Cleaner category should not be taken for granted, and the substantial management and engineering time and attention devoted to and consumed by D&S and Remote Presence pose a significant risk to the continued success of Home Robots, notwithstanding the purported recent de-emphasis of those businesses. In our experience, de-emphasized businesses generally atrophy and, over time, command increasingly disproportionate management efforts to maintain them.

2. <u>**Explore Strategic Alternatives for the Defense and Security Business**</u>

D&S represents less than 10% of the Company's total revenue, and we estimate that the business is unprofitable. It has never recovered from its rapid decline in 2012 (caused by decreased spending by the U.S. Department of Defense), and you have publicly stated that you do not expect substantial growth for D&S over the next few years. In addition, Home Robots and D&S have nearly opposite volume and cost structures, limited overlap in employee expenses, particularly across sales and marketing, and dissimilar test equipment and component costs. As a defense contracting business, D&S is unusually complex and also absorbs substantial amounts of unallocated overhead costs.

We understand that you are proud of D&S, have a substantial installed base, and are positioned to win several contracts in 2016 and 2017; however, we do not understand your intention to de-emphasize and structure the business so as to maintain "financial neutrality" on iRobot's results. This signals a serious misunderstanding of the capital allocated to D&S and acceptable returns on invested capital. We are also skeptical of what "financial neutrality" means when the R&D expense attributable to D&S is not allocated to the business in the Company's financial statements.

RED MOUNTAIN

Given this background, *we believe that you should engage a reputable investment bank to explore strategic alternatives for D&S.* While adding no value to iRobot's core consumer products business, this business could be an attractive strategic asset to a larger industry player that could realize meaningful corporate synergies from the integration of D&S and absorb its inherent cyclicality and regulatory complexity. We believe that D&S and its employees would greatly benefit from the substantial R&D and expense budgets of a large defense or industrials company. The recent government contract wins and prospective contracts should also create a positive tailwind for the sale of D&S. *However, we would like to emphasize that a sale of D&S at any price, or even shutting down the business, would create meaningful value for shareholders, given that the segment has limited growth prospects and consumes capital inefficiently.*

3. **Discontinue the Remote Presence Business**

Management has not presented or demonstrated a viable business case to investors for continuing to fund Remote Presence and recently stated that it will not be a meaningful contributor to growth in the coming years (in stark contrast to management's assertion on its Q4 2011 earnings call, which noted that Remote Presence would "certainly become a real contributor to growth" in 2013 and 2014). At your Analyst Day, you announced that you will not build out a sales force for Remote Presence and instead will adopt a "pull" marketing strategy for its products through a partnership with Cisco. That sounds sensible to us, but it appears that you are acknowledging defeat, and should take the logical next step of shutting down Remote Presence. We are not aware of any justification for the continued pursuit of Remote Presence.

We understand that certain R&D associated with Remote Presence has helped in developing the Company's navigation technologies. *However, despite Remote Presence sales of less than $3 million, we estimate that IRBT currently spends approximately $15 million annually on R&D for the business.*[6] This R&D expense, which we estimate to be approximately $50 million in aggregate since 2012[7], is hidden in the Company's financial statements which

---

[6] Based on the Company's R&D prioritization framework in its investor presentation dated September 22, 2015, we assumed that 80% of total company R&D was spent on products and 20% was spent on new technologies. Of the 80% of total R&D that was spent on products, we assumed, based on discussions with the Company and industry experts, that 50% is used for Home Robots, 25% for Defense and Security and 25% for Remote Presence. **We conservatively assumed that all of the 20% of total company R&D spent on new technologies (e.g., navigation, manipulation and cloud) would remain with the pro forma business.**

[7] We assumed Remote Presence R&D to be 20% of total R&D (i.e., 25% of the 80% of R&D spent on the Company's products) based on the Company's R&D prioritization framework.

RED MOUNTAIN

report total company R&D expense as a percentage of total company sales without regard to the different revenue and cost structures of each business segment. We fully support disciplined R&D expense, but it should be charged to the relevant business segment so that shareholders can have a complete understanding of each business' operating margins. If R&D expense attributable to navigation technologies is appropriately allocable to Home Robots, the Home Robots operating margin should reflect it. *Hiding R&D expense associated with unprofitable businesses would be non-transparent accounting and unacceptable to shareholders who have a right to understand the profitability of the businesses in which they are invested.*

4. Allocate Capital with Discipline and an Intense Focus on Risk-Adjusted Returns

We are deeply troubled by iRobot's capital allocation. Capital allocation best practices require that the expected return for any capital commitment exceeds, at a minimum, the Company's cost of capital. *Notably, iRobot's return on invested capital has not exceeded its cost of capital over the past three years.*[8]

We are also challenged by iRobot's confused approach to cash management. We are familiar with early stage technology companies that are unprofitable and conserve cash to fund operations. We do not understand why a relatively mature technology-enabled consumer products company with substantial free cash flow would hoard cash. Cash balances in excess of anticipated working capital, capital expenditure commitments and strategic investment requirements should be returned to shareholders, and the business' capital structure should reflect its free cash flow generation. Companies with substantial free cash flow typically lever their businesses to reduce their cost of capital.

We were surprised by the presentation by Chief Financial Officer Alison Dean at your Analyst Day in which she asserted that "[c]ash levels are in line with those of comparable companies." This deeply flawed and misleading analysis failed to take into account the outstanding debt of the peer group and therefore did not base the analysis correctly on "net cash". The average net cash as a percentage of market capitalization in the peer group is 12% instead of over 20% as presented. At 22% of its market capitalization, iRobot's net cash is approximately double

---

[8] Data from Bloomberg as of November 30, 2015.

RED MOUNTAIN

the average of its peer group. Only three companies have higher net cash positions, and two of those have free cash flow margins that are less than half of iRobot's.[9]

Given iRobot's cash position of over $200 million (which earns little or no return for shareholders), approximately $50 million in annual free cash flow and the relatively low capital intensity of Home Robots, we believe that the Company's capital structure is sub-optimal and that at current market prices it should use existing cash to repurchase shares aggressively. The risk-adjusted return generated through share repurchases is very high due to the steep discount at which iRobot's stock trades to the value of the value enhancement plan outlined above.[10] In addition, repurchasing stock will send an important signal to shareholders that the Board and management are confident that they can deliver attractive shareholder returns going forward.

We appreciate the Company's accelerated open-market repurchases during the past quarter and the steps the Board has taken to increase the number of shares it will repurchase by increasing the maximum repurchase price. However, these actions do not address the reality of the Company's excessive cash position, its free cash flow generation and its limited attractive investment opportunities. *We urge the Board to explore a Dutch auction tender offer for iRobot's shares in the amount of at least $100 million, and to consider instituting a regular dividend policy.* In addition, the strong cash flow profile of a standalone Home Robots business would support a modest amount of leverage, which would result in a lower cost of capital and would allow you to return even more capital to shareholders.

The Board and management must implement a disciplined capital allocation plan focused on risk-adjusted returns, using the return associated with share repurchases as a benchmark for evaluating any alternative deployment of capital. To be clear, we do not support using iRobot's cash to fund the *presently undisclosed* $25 million venture capital "fund" that the Company established in Silicon Valley earlier this year to fund investments in tech start-ups. *This is an egregious and abusive use of shareholder capital, regardless of the size or scope of the venture capital fund.* Venture capital is not, nor should it be, iRobot's business, and has a fundamentally lower risk-adjusted return than an investment in the Company's stock.

---

[9] Only TIVO, AVAV and ASEI have higher net cash positions than iRobot. TIVO and AVAV's free cash flow margins are 4.0% and 2.4%, respectively, versus iRobot's 8.5% free cash flow margin for the LTM period. Source: CapitalIQ as of November 30, 2015.
[10] Value enhancement plan would increase iRobot's share price by at least 50%. See Exhibit A.

RED MOUNTAIN

5. Address Significant Lapses in Corporate Governance

iRobot's corporate governance policies are unfriendly to shareholders and conflict with best practices, including the combined Chairman and CEO roles, a classified board structure, the inability of shareholders to call special meetings and various supermajority voting requirements in the Company's charter and by-laws. These policies disenfranchise shareholders and entrench existing directors. We believe iRobot's poor corporate governance is symptomatic of the Board's lack of attention to, and/or lack of interest in, maximizing shareholder value and contributes to poor Board-level oversight of the Company's strategic direction, operations and capital allocation.

Accordingly, we believe that the Board should (a) separate the roles of Chairman and Chief Executive Officer, (b) disclose its CEO succession planning efforts, (c) declassify the Board to allow for annual election of directors, (d) permit shareholders representing 10% of the Company's outstanding shares to call special meetings of shareholders and (e) execute on its obligation (arising from a 2014 shareholder mandate)[11] to take all necessary steps to remove supermajority voting requirements from the Company's charter and by-laws.

This letter is not the first time that the Board has heard from its shareholders regarding poor corporate governance.

- In December 2012, the Board received a proxy access proposal from a shareholder criticizing the Board for the sustained underperformance of the Company's stock price, its combined Chairman and CEO, its classified board elected on a plurality basis, the inability of its shareowners to call special meetings or to take action by written consent, the supermajority voting requirements in its by-laws and its maintenance of a poison pill that had not been ratified by shareholders. The proposal asserted that "[i]t is time we allowed shareowners to nominate conscientious independent directors who will move our company forward."

- In May 2013, Institutional Shareholder Services ("ISS") recommended that shareholders withhold their support from all of the Company's director nominees at the upcoming annual meeting because the Company's "numerous antitakeover

---

[11]As discussed below, the Board must continue to work toward implementing the shareholder resolution passed at the Company's 2014 annual meeting that requested that the Board take the necessary steps to replace each supermajority voting requirement in the Company's charter and by-laws with a majority voting standard.

RED MOUNTAIN

provisions and sustained underperformance relative to peers combined with . . . problematic compensation practices suggests that the board is entrenched and not acting in shareholders' best interests."[12] ISS further argued that the Company's governance structure "marginalizes shareholders" and noted that "[t]he problematic compensation practices call into question the board's judgment and commitment to investors."[12] At the annual meeting later that month, a full 25% of shareholders voting on the election of directors withheld their support from Lead Independent Director George McNamee, and over 40% of shareholders voting on the Company's executive compensation voted to disapprove the compensation of its named executive officers.[13]

- In November 2013, the Board received a shareholder proposal calling for the elimination of supermajority voting requirements in the Company's charter and by-laws. Even though majority voting is generally acknowledged to be a corporate governance best practice, the Board made *no* recommendation as to how shareholders should vote on the proposal. Despite the Board's indifference, over 82% of shareholders voted in favor of the proposal.

- In April 2015, the Board, pursuant to the shareholder resolution approved at the 2014 annual meeting, proposed a charter amendment that would have adopted majority voting standards for removal of directors and amendments to certain charter provisions. However, even though the proposed amendment received the support of over 99% of the total shares voting on the measure at the meeting, the amendment ultimately failed to pass because the affirmative vote of 75% of the *outstanding* shares entitled to vote at the meeting was required for approval. Thus, the amendment failed not for a lack of shareholder support, but because the Board and management failed to "get out the vote" for the amendment at the meeting. As a result, the Board has not fulfilled its duty to implement the 2014 shareholder resolution and must (i) propose the same majority voting amendment for approval at the 2016 annual meeting and (ii) take the steps necessary to ensure that it receives the required level of support at the meeting, including hiring a proxy solicitor to solicit votes in favor of the amendment.

---

[12] ISS Proxy Advisory Services, iRobot Corporation Proxy Research Report (May 7, 2013).
[13] We acknowledge the limited steps the Company took in response to the shareholder dissatisfaction expressed at the 2013 annual meeting, including adopting a majority voting policy for director elections, terminating its poison pill and reforming certain executive compensation practices.

RED MOUNTAIN

B. STRATEGIC ALTERNATIVES

While we believe that the value enhancement plan outlined above will increase the market value of iRobot in the near-term by at least 50% and will position the Company for significant future stock price appreciation, we also believe that the Board should evaluate all strategic alternatives, including a sale of the Company, in order to maximize shareholder value. A new owner might be able to capitalize on iRobot's intellectual property and its market position in Home Robots, and rationalize and enhance the business with potential synergies in marketing, distribution and R&D. This opportunity could manifest itself in a significant premium to the Company's current stock price. We encourage the Board to engage a reputable nationally recognized investment banking firm to assess the potential for a sale of iRobot and the value of such a sale to the Company's shareholders relative to its standalone business prospects.

C. BOARD REFRESHMENT

Half of iRobot's directors have served on the Board for over 10 years, and were directors of the Company prior to its IPO and must take responsibility for iRobot's poor stock performance. We question the independence of some of these directors and believe that certain directors may have been on the Board too long to view certain strategic and managerial decisions objectively or to consider alternative perspectives fairly. Most of these directors were affiliated with founding shareholders of the Company, who have long since sold their shares.

We also believe that the voice of iRobot's current shareholders is generally absent in boardroom. Notably, there is minimal shareholder representation on the Board today. Based on SEC filings, we understand that the Company's directors collectively own approximately 4% of the Company's outstanding shares, down from 51% following the Company's IPO when a number of directors represented major shareholders. Similarly, the Chairman and Chief Executive Officer has reduced his ownership stake from 9% following the IPO to approximately 2% today (all of which stock we believe was granted as long-term incentive compensation since the IPO). We strongly believe that the Board should be refreshed with new independent directors who will bring an essential shareholder perspective to the boardroom.

As one of iRobot's largest shareholders, we intend to nominate directors for election by the shareholders at the Company's next annual meeting to ensure that the Board will seek to

RED MOUNTAIN

maximize shareholder value and will consider all alternatives to do so, including those outlined above. As we have discussed with you, we are prepared to review our proposed Board representation with you in advance of the formal nomination period.

D. <u>CONCLUSION</u>

We believe that iRobot has the opportunity to accelerate its market leadership in the attractive home robotics industry, and to reposition itself as a world-class, high-growth technology-enabled consumer products company. Its market position is truly one-of-a-kind, and there is significant opportunity to maximize shareholder value with the appropriate strategic direction and capital allocation discipline. Your public decision to shift the focus of iRobot's business to Home Robots and the connected home is a first step in the right direction. However, we believe that your de-emphasis of, but continued commitment to, D&S and Remote Presence substantially undermines your publicly stated objectives, and fails to address the earnings drag of these two money-losing divisions and the business complexity and management distraction they introduce into iRobot's business model. *As outlined above, we believe that iRobot should focus on Home Robots to the exclusion of all else (or sell the Company to a new owner who will pay shareholders a premium to rationalize the business), and appoint new independent directors who will represent shareholder interests in the boardroom.*

We have appreciated the opportunity to share our views with you and your fellow directors over the past nine months, and look forward to our continued constructive dialogue.

Sincerely,



Willem Mesdag
Managing Partner

RED MOUNTAIN

Exhibit A

($ in mm)	Status Quo	Defense & Security	Remote Presence	Pro Forma: Standalone Home Robots Base Case	Pro Forma: Standalone Home Robots Base Case + $100mm Tender
Estimated P&L (LTM September 2015)					
Home Robots	**$518.6**			**$518.6**	**$518.6**
Defense & Security	48.6			0.0	0.0
Other (Primarily Remote Presence)	2.5			0.0	0.0
Total Net Sales	**$569.7**	**$48.6**	**$2.5**	**$518.6**	**$518.6**
Home Robots	$268.7				
Defense & Security	21.3	21.3	0.0		
Other (Primarily Remote Presence) [1]	(20.1)	(7.0)	0.8		
Total Gross Profit	**$269.9**	**$14.3**	**$0.8**	**$254.8**	**$254.8**
R&D [2]	$73.8	$14.8	$14.8	$44.3	$44.3
S&M [3]	93.1	7.9	0.4	84.7	84.7
G&A [3]	52.7	4.5	0.2	48.0	48.0
Total SG&A	**$219.5**	**$27.2**	**$15.4**	**$176.9**	**$176.9**
Total Operating Profit	**$50.4**	**($12.9)**	**($14.6)**	**$77.8**	**$77.8**
Interest Expense (Income)	(0.7)			(0.7)	(0.3)
Other Expense (Income)	1.8			1.8	1.8
Pre-Tax Income	**$49.2**			**$76.7**	**$76.3**
Taxes	15.0			23.4	23.3
Net Income	**$34.2**			**$53.3**	**$53.0**
(/) Wtd. Average Diluted Shares [4]	30.2			30.5	27.8
GAAP EPS	**$1.13**			**$1.74**	**$1.91**
(x) LTM P/E Multiple	29.2x			29.2x	29.2x
Implied Share Price [5]	**$33.09**			**$51.00**	**$55.70**
% Increase				*54%*	*68%*
Adj. EBITDA	**$76.4**			**$100.2**	**$100.2**
Discretionary Cash Flow [6]	54.3			69.7	69.8
Margins & Other Metrics					
Total Gross Margin	47.4%	29.4%	33.0%	49.1%	49.1%
R&D as % of Sales	12.9%	30.3%	586.9%	8.5%	8.5%
Operating Margin	8.8%	(26.5%)	(579.5%)	15.0%	15.0%
Tax Rate	30.5%	--	--	30.5%	30.5%
Adj. EBITDA Margin	13.4%	--	--	19.3%	19.3%
Discretionary Cash Flow Margin	9.5%	--	--	13.4%	13.5%
Net Debt	($212)	--	--	($212)	($112)
Market Capitalization	$962	--	--	$1,499	$1,488

Source: Company filings, press releases, Company provided estimates, industry experts.

(1) Remote Presence gross margin is ~33%. Excluding Remote Presence gross profit, remaining "Other" COGS represents a ~90 person department in Massachusetts and China, of which ~2/3 supports Home Robots and ~1/3 supports Defense & Security (based on Company provided estimates).

(2) 80% of R&D used for Company's products, of which 50% is for Home Robots, 25% is for Defense and Security and 25% is for Remote Presence (based on Company provided estimates). Conservatively assumed that the 20% of R&D spent on new technologies would remain with the PF business.

(3) Segment expenses allocated based on segment revenue as a percentage of total company revenue (based on Company provided estimates).

(4) $100mm tender shows annualized impact of share repurchases at a 10% premium to the current share price and incorporates dilution from options.

(5) Status quo share price as of 11/30/15.

(6) Discretionary free cash flow is defined as operating cash flow before changes in working capital, less maintenance capital expenditures.